

Ben Howard · 3rd

Co-founder & CTO at KinectAir - Entrepreneur | Product focused | Engineering team builder

Talks about #engineering, #teamculture, #startupfounders, #enterprenuership, and #productmanagement

Portland, Oregon, United States · Contact info

795 followers · 500+ connections

KinectAir

Experience

Co-founder & Chief Technology Officer | Product Development

KinectAir · Full-time
Dec 2019 – Present · 2 yrs
Portland, Oregon Area

KinectAir is working to make flying private as easy as your favorite ride hailing app. I am currently building the product organization that will reimagine air travel in tandem with the technology organization that will implement it. My goal is to give product management a vision and the freedom to achieve it in concert with engineering iterations.

I joined KinectAir to introduce air mobility to a new aspirational demographic by removing current barriers through the use of software technology. To democratize on-demand flight, the industry needs firm, upfront pricing and instant, in your hand booking. KinectAi ...see more



Technology Consultant

GLG (Gerson Lehrman Group)
Mar 2015 – Present · 6 yrs 9 mos
Portland, Oregon Area

I work with clients interested in precision agriculture, cloud compute, drones and other technology by giving them an industry perspective that can quickly help them make decisions. Many clients are investors looking for the next big thing while others are manufactures who want research next generation products. ...see more

Vice President Of Engineering

Resson · Full-time
Jan 2017 – Dec 2019 · 3 yrs
San Francisco Bay Area

Business Impact
-Captured new strategic investors by encouraging team to invest in IOT devices for realtime image processing
-Enabled $14M Series C Up round by presenting engineering team strengths and v ...see more


Why Monsanto Invested in Ag Image...


Remote PVY detection

Co-founder & Chief Technology Officer | Head of Product

HoneyComb Corporation · Full-time
Feb 2012 – Sep 2016 · 4 yrs 8 mos
Portland, Oregon Area

Business impact
-Secured first funding by pitching UAV hardware and image processing software prototypes to investors
-Passed million dollar revenue mark with products developed ...see more



help



Graphics Software Engineer
Intel Corporation
Jun 2011 – May 2013 · 2 yrs

I worked in VPG and communicated with other teams to get access to the latest CPU hardware and driver builds. I designed and implemented a benchmark application that tested different parts of the CPU and the Intel integrated GPU against an Nvidia graphics card using C and OpenCL. High load algorithms were run on different compute architectures r ...see more

Show 3 more experiences

Education

Oregon Institute of Technology
Bachelor of Science (BS), Computer Software Engineering
2003 – 2011
Activities and Societies: Cross Country, Rugby

OIT is a very skilled environment focused on learning. We received a first class software engineering education from professors with years of practical industry experience for which I am very thankful.

Molalla Union High School
1999 – 2003
Activities and Societies: Cross Country, Track, Soccer

Volunteer experience

Volunteer
Choshen Farm
2009 – Present • 12 yrs
Education

Worked with US and local volunteers to build and stock a community library as well as provide farming and small business expertise in Fimpulu, Zambia

Volunteer
International Aid Services (IAS)
2008 – Present • 13 yrs
Disaster and Humanitarian Relief

Worked with medical volunteers from the US and Kenya to construct a permanent hospital building in Nyinbuli Sudan.

Volunteer
Emmaus Foundation Uganda
2001 – Present • 20 yrs
Children

I spent the summer in Uganda working with school children on community projects.